FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, <u>2003</u>

Derek Oil & Gas Corporation (Formerly Derek Resources Corporation)
(Translation of Registrant's Name into English)

Suite 1550-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   √   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEREK OIL & GAS CORPORATION

By:_____"Barry C.J. Ehrl"_____
Barry C.J. Ehrl
President, C.E.O. & Director

Date: August 5, 2003



Suite 1550 – 355 Burrard Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

CDNX - DRK
OTC BB - DRKOF
Form 20-F File No.: 0-30072

July 23, 2003

DEREK AGREES TO FINANCING
OPERATIONS TO RE-START AT LAK RANCH

(Vancouver, B.C., July 23, 2003) – *Derek Oil & Gas Corporation* (the "Company") reports that the Company has agreed to several private placements for aggregate proceeds of up to $700,000. The placements consist of 4.67 million units at a price of $0.15 per unit. Each unit consists of one common share and a one-half of one warrant. One full warrant can be exercised for one additional share at a price of $.20 per share for up to one year after the date of closing. Finders fees may be payable on certain portions the placements. The shares underlying these units will be subject to a four-month hold period. These private placements and any applicable fees are subject to regulatory approval.

Completion of the above private placements will trigger the provision of an additional US$700,000 in funding towards the LAK Ranch SAGD project. This in turn will allow the Company to make preparations to re-start operations for the completion of a twelve-month planned pilot test of the LAK Ranch SAGD project. It is expected that permitting and hiring requirements will take several months to complete.

The US $700,000 in funding relates to a participation agreement with the SEC Oil & Gas Partnership ("SEC") of Albuquerque, New Mexico (See Derek's news release dated April 15, 2003). In exchange for US$700,000 in funding, SEC will earn a direct, fully participating 49% interest in the existing well pair on the LAK property and will receive 49% of net revenues from the well pair until such time as SEC has received payback of 1.2 times their investment (i.e. US$840,000 in net revenues). Subsequent to payback SEC will revert to a 33% working interest in the well pair. Funding provided by SEC may only be spent on qualified operating and development expenses relating to the existing well, which may be renounced to SEC under USA tax rules and regulations. In accordance with the participation agreement, SEC has been depositing its funding requirement of US $100,000 per month into trust since May of 2003.

The LAK Ranch Oil Project is comprised of 7,468 acres located about four miles southeast of the town of Newcastle, Wyoming and is within the prolific oil producing Powder River Basin. Previous exploration activities at the LAK Ranch have been conducted by Texaco, Conoco, Parent Oil, Mapco and Surtek (previously Exoil Services). Surtek conducted field mapping studies, the drilling and coring of numerous wells, and a resource estimate based upon their work and all previous drill hole data. In 1984 Surtek estimated that the LAK Ranch contained a resource of 100+ million barrels of napthenic oil, in place.

In 1998 Paul Trost, B.Sc., Ph.D., under contract to Derek Resources Corporation, conducted a four well drilling and coring program at the LAK Ranch. Based upon the resulting logs/cores and a review of the Surtek data and conclusions, Dr. Trost is in agreement with the Surtek estimate of a 100+ million barrel oil resource. Dr. Trost is now a consultant to the Company.

The oil in the reservoir underlying the LAK Ranch was not previously economic to recover using available technologies. Work and studies conducted by Dr. John Donnelly, P.Eng., Ph.D., Dr. Paul Trost and other third party engineers indicates that oil may now be economically recovered at the LAK Ranch using SAGD and related technologies, but this remains to be proven.

The Company also announces its intention to grant a total of 1.9 million incentive stock options to directors, officers, employees and contractors, under a stock option plan approved by shareholders at the Company's latest Annual General Meeting. This stock option plan is subject to TSX Venture Exchange approval and the exercise price per share will be $0.15.

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DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"

Barry C.J. Ehrl, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com

The Canadian Venture Exchange has neither approved nor disapproved
the information contained herein